SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Delta Apparel, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

247368 10 3

(CUSIP number)

Minor M. Shaw, 28 East Court Street, Greenville, SC 29601, (864) 271-7171

(Name, address and telephone number of person authorized to receive notices and communications)

July 28, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247368 10 3
1	Name of reporting person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Minor M. Shaw
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds: Not applicable
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,000
	8	Shared voting power 667,216
	9	Sole dispositive power 10,000
	10	Shared dispositive power 667,216
11	Aggregate amount beneficially owned by each reporting person 677,216
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.95%
14	Type of reporting person IN

Explanatory Note: This Schedule 13D/A amends the Schedule 13D originally filed by Mrs. Shaw on July 11, 2000 and most recently amended on June 11, 2010 (the “Original Schedule 13D”) with respect to shares of common stock (the “Common Stock”) of Delta Apparel, Inc., a Georgia corporation (the “Issuer”). Except as amended herein, the Original Schedule 13D remains in full force and effect and should be read together with this Amendment No. 4.

Item 1. Security and Issuer

a. Title and class of equity securities:

Common Stock

b. Name and address of principal executive offices of Issuer:

Delta Apparel, Inc.

322 South Main Street

Greenville, SC 29601

Item 2. Identity and Background

a. Name of filing person:

Minor M. Shaw

b. Business Address:

28 East Court Street

Greenville, SC 29601

c. Principal occupation:

Private Investor

d. During the last five years, Mrs. Shaw has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. During the last five years, Mrs. Shaw has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Citizenship:

United States of America

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

Between June 10, 2010 and July 28, 2010, Mrs. Shaw sold an aggregate of 87,330 shares of Common Stock in open market transactions for the purpose of diversifying the holdings in her individual investment portfolio.

Except as described above, Mrs. Shaw holds her Shares primarily for investment and has no plan or proposal which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of these enumerated above.

Item 5. Interest in Securities of the Issuer

a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

Number of Shares	Percentage

677,216	7.95%

Mrs. Shaw individually owns 10,000 shares of Issuer Common Stock. In addition, Mrs. Shaw owns one-third of the outstanding shares and is an officer and director of Micco Corporation, holder of 474,052 shares of Common Stock. Mrs. Shaw disclaims ownership of two-thirds of the shares owned by Micco Corporation.

As Co-Executor of the estate of Buck A. Mickel, Mrs. Shaw’s deceased brother (the “Decedent”), Mrs. Shaw has shared power to vote and to dispose of 189,664 shares of Common Stock owned by the Decedent directly, 3,500 shares of Common stock held by the Decedent as custodian for a minor child, and 474,052 shares held by the Decedent as an officer and director of Micco Corporation, with respect to two-thirds of which shares the Decedent disclaimed beneficial ownership.

b. Number of Shares as to which there is:

(i)	Sole power to vote or to direct the vote:

10,000 (see note a. above)

(ii)	Shared power to vote or to direct the vote:

667,216 (see note a. above)

(iii)	Sole power to dispose or direct the disposition:

10,000 (see note a. above)

(iv)	Shared power to dispose or direct the disposition:

667,216 (see note a. above)

(v)	Parties with whom stock powers are shared:

Mrs. Shaw is an officer, director and one-third owner of Micco Corporation, the holder of 474,052 shares of Common Stock. As Co-Executor of the estate of the Decedent, Mrs. Shaw now beneficially owns an additional one-third of the outstanding shares of Micco Corporation formerly owned by the Decedent. Mrs. Shaw disclaims beneficial ownership of the remaining one-third of the shares owned by Micco Corporation. The power to vote and to direct the disposition of 474,052 shares of Common Stock is shared with the other executive officer and director of Micco Corporation. The other executive officer and director of Micco Corporation is as follows:

Charles C. Mickel (Vice President, Secretary and Director)

Micco Corporation (Investments)

Business Address:

28 East Court Street

Greenville, SC 29601

The following gives certain information regarding Micco Corporation:

a.	State of incorporation: South Carolina

b.	Principal business: Investments

c.	Address of principal business and office:

28 East Court Street

Greenville, SC 29601

During the last five years, neither Micco Corporation nor the above individual has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The foregoing individual is a United States citizen.

c. Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person named in response to paragraph (a):

Between June 10, 2010 and July 28, 2010, Mrs. Shaw sold an aggregate of 87,330 shares of Common Stock in open market transactions for the purpose of diversifying the holdings in her individual investment portfolio. Information regarding the sales is as follows:

Date	Number of Shares Sold	Price per Share

6/10/2010	2,450	$15.9491

6/11/2010	4,250	$15.4116

6/14/2010	1,900	$15.6242

6/15/2010	3,100	$15.5981

6/16/2010	1,574	$15.7640

6/17/2010	1,374	$15.3152

6/18/2010	1,250	$15.2740

6/21/2010	885	$15.3248

6/22/2010	7,191	$15.2279

6/23/2010	5,988	$15.1721

6/28/2010	1,000	$15.1730

7/1/2010	5,849	$14.4684

7/2/2010	4,133	$14.4023

7/6/2010	2,400	$14.0131

7/7/2010	50	$14.0100

7/8/2010	1,050	$14.0071

7/9/2010	650	$14.0335

7/12/2010	199	$14.0000

7/13/2010	1,000	$14.7200

7/14/2010	2,233	$14.7789

7/15/2010	13,550	$14.0418

7/16/2010	50	$14.0300

7/19/2010	100	$14.1000

7/20/2010	3,450	$14.0687

7/21/2010	3,087	$14.1209

7/22/2010	4,532	$14.4173

7/23/2010	4,306	$14.5475

7/26/2010	4,292	$14.6469

7/27/2010	5,222	$14.9766

7/28/2010	215	$14.8297

d. Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

Not applicable.

e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

Item 6.

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

Not applicable.

Item 7.

Material to be Filed as Exhibits:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2010

/s/ Minor M. Shaw
Minor M. Shaw